Exhibit 99.2

INTERIM FINANCIAL REPORT

FIRST QUARTER 2025

Table of contents

Table of contents	1

1.	Business update	3
2.	FINANCIAL HIGHLIGHTS	4
3.	2025 OUTLOOK	5
4.	RISK FACTORS	5
5.	FORWARD-LOOKING STATEMENTS	6

Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2025 – Interim consolidated statement of financial position	7
Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2025 - Interim consolidated statements of loss and other comprehensive loss	8
Unaudited condensed consolidated interim financial information as at and for the three months ended, March 31 2025 -Interim consolidated statements of changes in equity	9
Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2025 – Interim consolidated statements of cash flows	10
Notes to the unaudited condensed interim consolidated financial information	11

1.	General information	11
2.	Material accounting policies	11
3.	Critical accounting estimates and assumptions	12
4.	Segment reporting	13
5.	Fair Value	13
6.	Subsidiaries	14
7.	Property, Plant and Equipment	14
8.	Intangible assets	15
9.	Right of use assets and lease liabilities	15
10.	Other long-term receivables	15
11.	Inventory	16
12.	Trade and Other receivables	16
13.	Cash and cash equivalents	17
14.	Financial assets	17
15.	Share Capital, Share Premium, Reserves	17
16.	Share-Based compensation	19
17.	Financial Debt	23
18.	Provisions	25
19.	Trade payables	25
20.	Income taxes and deferred taxes	26
21.	Other liabilities	26
22.	Foreign currency swaps and forwards	26

23.	Results of operation	27
24.	Employee benefits	30
25.	Financial income	30
26.	Financial expense	31
27.	Loss Per Share (EPS)	31
28.	Other commitments	32
29.	Related Party Transactions	32
30.	Events after the Balance-Sheet Date	34

Responsibility statement	35

2

INTERIM FINANCIAL REPORT

FIRST QUARTER 2025

1.	Business update

A.	CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

Nyxoah initiated its pivotal DREAM IDE trial in the United States in December 2020 to support an application seeking FDA marketing authorization and, ultimately, reimbursement in the U.S. for bilateral hypoglossal nerve stimulation for the treatment of moderate-to-severe obstructive sleep apnea (“OSA”). The DREAM trial is a multicenter, prospective, open-label trial in which patients who undergo implantation of the Genio® system will be followed for five years post-implantation to assess the safety and efficacy of the Genio® system in patients with moderate-to-severe OSA.

The trial was initially expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints across 18 centers in the United States and six international sites. In April 2022, the FDA approved the Company’s request to reduce the trial’s sample size to 115 patients from 134 after reviewing data from the BETTER SLEEP trial (see below).

The primary safety endpoint is incidence of device-related severe adverse events ("SAEs") at 12-months post implantation. The co-primary effectiveness endpoints are the percentage of responders with at least a 50% reduction on the apnea-hypopnea index ("AHI") with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, and a 25% reduction on the oxygen desaturation index ("ODI") between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure ("PAP") treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse ("CCC") observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

On March 19th, 2024, the Company reported the DREAM study met its primary endpoints on an intent-to-treat (ITT) basis, with an Apnea-Hypopnea Index (AHI) responder rate of 63.5% (p=0.002) and an Oxygen Desaturation Index (ODI) responder rate of 71.3% (p<0.001). Additionally, the study demonstrated a median 12-month AHI reduction of 70.8%. There were 11 serious adverse events, or SAEs, in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants. The Company has filed the fourth and final module of the modular premarket approval (PMA) application at the end of the second quarter 2024.

BETTER SLEEP: ACHIEVED PRIMARY ENDPOINT IN BOTH CCC AND NON-CCC PATIENT COHORTS

In March 2022, the Company attended the World Sleep Congress in Rome, Italy, and presented data generated from its BETTER SLEEP trial, a multicenter, prospective, open-label, two-group clinical trial, designed to assess the long-term safety and performance of the Genio® system for the treatment of adult OSA patients with and without CCC of the soft palate over a period of 36 months post-implantation. The BETTER SLEEP trial included a subgroup of CCC patients, which is a patient population that is contraindicated for unilateral hypoglossal nerve stimulation.

In the BETTER SLEEP trial, 42 patients were implanted with the Genio® system, 18 of whom presented with CCC (or 42.9% of the total implanted population) at eight research centers in Australia. The primary safety endpoint was the incidence of device-related SAEs six months post-implantation. The primary performance endpoint was achieving at least a 4-point reduction in the apnea-hypopnea index (4% oxygen desaturation, or AHI4) from baseline at six months for the entire patient cohort. Patients with moderate to severe AHI scores (15 < AHI < 65) and aged between 21 and 75 years were eligible for enrollment if they failed, refused or did not tolerate PAP treatment. Patients with a body mass index above 32 kg/m2 were excluded.

Three patients in the non-CCC arm and three patients in the CCC arm did not complete their six-month polysomnography, and as a result, the analysis was calculated based on 36 patients (21 non-CCC and 15 CCC). Of these 36 patients, there were 23 responders (64%), including nine of the 15 CCC patients (60%) and 14 of the 21 non-CCC patients (67%), at six months. The overall reduction was statistically significant with an 11-point reduction (p<0.001), with statistically significant reductions of 10 points (p=0.001) in the CCC cohort and 11 points (p<0.001) in the non-CCC cohort. In addition, mean AHI4 reduction exceeded 70% among responders in both CCC and non-CCC cohorts. These results are subject to final review and validation.

3

With respect to the primary safety endpoint, preliminary unadjudicated safety data showed four SAEs in three patients during the six-month post-implantation period. Of those, two SAEs in one patient were reported as device related, one SAE in one patient was reported as procedure and device related, and one SAE in one patient was reported as unrelated to procedure or device. Final review and adjudication of SAEs and adverse events ("AEs") have not yet been completed by an independent clinical events committee and as a result the characterization of SAEs or AEs could be subject to change.

While additional data, including responder rates, remains subject to ongoing review and continues to be analyzed, the Company observed in the per protocol group a 70% responder rate in the non-CCC patient subgroup based on the Sher criteria. The per protocol group consisted of 35 patients and excluded five patients from the mITT analysis population: two of these patients were lost to follow-up, one patient did not comply with the study protocol, and two patients were removed from the study by the investigator, one for hostility towards staff and one having returned to continuous positive airway pressure, therapy.

The Company expects to announce additional data with respect to the trial as further analyses are conducted and seeks to publish the full data set from the trial in a peer-reviewed publication. There will be no additional enrollment in the BETTER SLEEP trial. However, the Company will continue to monitor patients in the evaluable patient population and plan to continue evaluating over the course of three years following implantation.

The data generated from this study were used to expand the Company’s CE mark for the Genio® system to treat patients demonstrating CCC at the soft palate level, and the first commercial Genio® implants occurred in CCC patients in Germany during the first quarter of 2022.

ACCCESS U.S. IDE STUDY SEEKING APPROVAL TO TREAT CCC PATIENTS

In the United States, supported by the BETTER SLEEP study data, the FDA in September 2021 granted Breakthrough Device Designation for the Genio® system in order to shorten the approval path to treat CCC patients. Following a series of sprint discussions with the FDA regarding the design of a trial called ACCCESS to assess the safety and efficacy of the Genio® system on CCC patients, the FDA approved the Company’s IDE application in July 2022.

In this study, Nyxoah will implant up to 106 patients across up to 40 implant sites with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at 12 months post-implant. The clinical sites are being activated and the study is enrolling.

B.	EUROPEAN COMMERCIALIZATION

During the first quarter of 2025, Nyxoah recognized total revenue of €1.1 million, primarily in Germany. After securing DRG reimbursement in Germany during the first quarter of 2021, Nyxoah built and expanded its German commercial organization to a total of 14 full time employees.

Nyxoah’s commercial strategy is focused on creating a Center of Excellence ecosystem, with a high level of clinical expertise between implanting ENT surgeons and sleep physicians who can provide more treatment options to their large patient pools.

The Company has also focused on entering new international markets:

•	The Company secured DRG reimbursement in Switzerland in 2021 and generated regular revenue ever since.

•	In Q4 2024, the Company entered the SSDP (Specialised Services Devices Program) with the NHS in the UK and generated its first revenue that same quarter.

•	In Q1 2025, the Company initiated commercialization in the Middle East region through a distributor agreement and generated its first revenue in Dubai that same quarter.

•	Nyxoah has also generated revenue in Austria, Spain and Italy and the Company expects to expand into other European countries and Middle East markets, pending feedback on submitted reimbursement dossiers.

2.	FINANCIAL HIGHLIGHTS

Revenue was €1.1 million for the three months ending March 31, 2025, compared to €1.2 million for the three months ending March 31, 2024.

Cost of goods sold was €406,000 for the three months ending March 31, 2025, compared to €455,000 cost for the three months ending March 31, 2024.

4

Selling, general and administrative expenses increased by €6.4 million or 107.5 % from €6.0 million for the three months ended March 31, 2024 to €12.4 million for the three months ended March 31, 2025, due to an increase in costs to support the commercialization of Genio® system, the Company’s overall scale-up preparations for the upcoming commercialization of Genio® system in the US upon receipt of FDA approval.

Before capitalization of €0.9 million for the three months ended March 31, 2025 and €2.2 million for the three months ended March 31, 2024, research and development expenses increased by €492,000 or 5.3% , from €9.4 million for the three months ended March 31, 2024, to €9.9 million for the three months ended March 31, 2025. This increase was mainly due to the combined effect of higher R&D activities and clinical study expenses. This was partially offset by a reduction in consulting fees. Additionally, IT costs decreased due to the initiation of a new ERP implementation in 2023.

Nyxoah realised a net negative financial result of €1.6 million for the three months ending March 31, 2025 primarily driven by the exchange rate depreciation of the U.S. dollar versus the Euro and interest expense on the term loan entered into in July 2024. This compares to a net positive financial result of €417,000 for the three months ended March 31, 2024.

Nyxoah realized a net loss of €22.4 million for the three months ended March 31, 2025, compared to a net loss of €11.8 million for the three months ended March 31, 2024

Cash and cash equivalents

On March 31, 2025, cash and cash equivalents and financial assets totalled €63.0 million, compared to €85.6 million on December 31, 2024. The decrease in financial assets is due to the use of proceeds from the sale of term deposits to support operating activities.

3.	2025 OUTLOOK

The Company expects to continue ramping up sales in Germany as well as in other European countries where we are already present and in select European and Middle East markets, subject to the receipt of favorable reimbursement for the Company’s product in those markets.

In the US, the FDA issued an Approvable Letter regarding the Company's Pre-Market Approval (PMA) application for the Genio® system. The Approvable Letter means that Nyxoah’s application for marketing the device in the United States substantially meets the applicable requirements and the FDA will approve the application subject to satisfactory completion of a manufacturing facilities, methods and controls review. Nyxoah is actively addressing one remaining item and anticipates that its application could potentially be approved in the second quarter of 2025. Meanwhile, the Company prepares to enter the US market with regulatory, manufacturing, commercial, and market access readiness and continues to enrol in the ACCCESS study.

4.	RISK FACTORS

We refer to the description of risk factors in the Company's 2024 annual report, pp. 76-98. In summary, the principal risks and uncertainties faced by us relate to our financial situation and need for additional capital, clinical development of our product candidates, FDA approval to market the Genio system in the U.S., commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property, our organization and operations.

5

5.	FORWARD-LOOKING STATEMENTS

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements and FDA approval timelines; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s 2024 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

6

Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2025 –
Interim consolidated statement of financial position

(unaudited)

(in thousands)

		As at
	Notes	March 31 2025	December 31 2024
ASSETS
Non-current assets
Property, plant and equipment	7	4 696	4 753
Intangible assets	8	50 977	50 381
Right of use assets	9	3 152	3 496
Deferred tax asset		78	76
Other long-term receivables	10	1 790	1 617
		€60 693	€60 323
Current assets
Inventory	11	4 981	4 716
Trade receivables	12	2 604	3 382
Other receivables	12	3 128	2 774
Other current assets		1 450	1 656
Financial assets	14	40 653	51 369
Cash and cash equivalents	13	22 394	34 186
		€75 210	€98 083
Total assets		€135 903	€158 406

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	15	6 430	6 430
Share premium	15	314 345	314 345
Share based payment reserve	16	11 256	9 300
Other comprehensive income	15	912	914
Retained loss		(240 100)	(217 735)
Total equity attributable to shareholders		€92 843	€113 254

LIABILITIES
Non-current liabilities
Financial debt	17	18 519	18 725
Lease liability	9	2 316	2 562
Provisions	18	548	1 000
Deferred tax liability		27	19
Contract liabilities	23	277	472
Other liabilities	21	401	845
		€22 088	€23 623
Current liabilities
Financial debt	17	244	248
Lease liability	9	1 010	1 118
Trade payables	19	9 316	9 505
Current tax liability	20	4 300	4 317
Contract liability	23	368	117
Other liabilities	21	5 734	6 224
		€20 972	€21 529
Total liabilities		€43 060	€45 152
Total equity and liabilities		€135 903	€158 406

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2025 -
Interim consolidated statements of loss and other comprehensive loss

(unaudited)

(in thousands)

		For the three months ended March 31
	Notes	2025	2024
Revenue	23	€1 064	€1 221
Cost of goods sold	23	(406)	(455)
Gross profit		€658	€766
Research and Development Expense	23	(8 989)	(7 199)
Selling, General and Administrative Expense	23	(12 392)	(5 972)
Other income/(expense)	23	84	192
Operating loss for the period		€(20 639)	€(12 213)
Financial income	25	2 622	1 408
Financial expense	26	(4 242)	(991)
Loss for the period before taxes		€(22 259)	€(11 796)
Income taxes	20	(125)	(110)
Loss for the period		€(22 384)	€(11 906)

Loss attributable to equity holders		€(22 384)	€(11 906)
Other comprehensive income/(loss)
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		(2)	60
Total comprehensive loss for the year, net of tax		€(22 386)	€(11 846)
Loss attributable to equity holders		€(22 386)	€(11 846)

Basic Loss Per Share (in EUR)	27	€(0.598)	€(0.415)
Diluted Loss Per Share (in EUR)	27	€(0.598)	€(0.415)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

8

NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the three months ended, March 31 2025 -
Interim consolidated statements of changes in equity

(unaudited)

(in thousands)

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income	Retained loss	Total
Balance at January 1, 2025	€6 430	€314 345	€9 300	€914	€(217 735)	€113 254
Loss for the period	-	-	-	-	(22 384)	(22 384)
Other comprehensive income/(loss) for the period	-	-	-	(2)	-	(2)
Total comprehensive loss for the period	-	-	-	€(2)	€(22 384)	€(22 386)
Equity-settled share-based payments
Granted during the period	-	-	1 975	-	-	1 975
Expired during the period	-	-	(19)	-	19	-
Total transactions with owners of the company recognized directly in equity	-	-	€1 956	-	€19	€1 975
Balance at March 31, 2025	€6 430	€314 345	€11 256	€912	€(240 100)	€92 843

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income	Retained loss	Total
Balance at January 1, 2024	€4 926	€246 127	€7 661	€137	€(160 829)	€98 022
Loss for the period	-	-	-	-	(11 906)	(11 906)
Other comprehensive income/(loss) for the period	-	-	-	60	-	60
Total comprehensive loss for the period	-	-	-	€60	€(11 906)	€(11 846)
Equity-settled share-based payments
Granted during the period	-	-	959	-	-	959
Expired during the period	-	-	(126)	-	126	-
Exercised during the period	1	61	(54)	-	54	62
Total transactions with owners of the company recognized directly in equity	€1	€61	€779	-	€180	€1 021
Balance at March 31, 2024	€4 927	€246 188	€8 440	€197	€(172 555)	€87 197

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

9

Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2025 –
Interim consolidated statements of cash flows

(unaudited)

(in thousands)

		For the three months ended March 31
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(22 259)	€(11 796)
Adjustments for
Finance income		(2 622)	(1 408)
Finance expenses		4 242	991
Depreciation and impairment of property, plant and equipment and right-of-use assets	7, 9	537	370
Amortization of intangible assets	8	237	240
Share-based payment transaction expense	16	1 975	959
(Decrease)/Increase in provisions		(452)	101
Other non-cash items		(295)	(244)
Cash used before changes in working capital		€(18 637)	€(10 787)
Increase in inventory	11	(264)	(102)
(Increase)/Decrease in trade and other receivables	12	1 451	(767)
Decrease in trade and other liabilities	19, 21	(981)	(549)
Cash used from changes in operations		€(18 431)	€(12 205)
Income tax paid		(92)	(74)
Net cash used in operating activities		€(18 523)	€(12 279)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(210)	(254)
Capitalization of intangible assets	8	(864)	(2 159)
Purchase of financial assets - current	14	(5 739)	(16 689)
Proceeds from sale of financial assets - current	14	14 948	30 987
Interest income on financial assets		(5)	753
Net cash generated in investing activities		€8 130	€12 638
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(308)	(243)
Repayment of other loan		-	(21)
Interests paid		(296)	(8)
Proceeds from issuance of shares, net of transaction costs	15	-	62
Other financial costs		(126)	(43)
Net cash used in financing activities		€(730)	€(253)
Movement in cash and cash equivalents		€(11 123)	€106
Effect of exchange rates on cash and cash equivalents		(669)	361
Cash and cash equivalents at January 1	13	€34 186	€21 610
Cash and cash equivalents at March 31	13	€22 394	€22 077

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

10

Nyxoah SA

Notes to the unaudited condensed interim consolidated financial information

1.	General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio® system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio® system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio® system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

Nyxoah SA has four wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia) and Nyxoah Inc. since May 14, 2020 (located in the USA) and Nyxoah GmbH since July 26, 2023 (located in Germany).

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of March 31, 2025 and for the three months ended March 31, 2025, have been authorized for issue on May 13, 2025 by the Board of Directors of the Company.

2.	Material accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2024.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2025, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024.

The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousands, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024.

11

Going concern principle

The Company has consistently operated with deficits and sustained negative cash flows since its inception as a result of the significant research and development expenses incurred for the development and regulatory approval of the Genio® device. As at March 31, 2025, the Company's statement of financial position includes an accumulated loss of €240.1 million and total assets of €135.9 million. Current assets as of March 31, 2025 total € 75.2 million, comprising €22.4 million in available cash and cash equivalents, and € 40.7 million in marketable securities, primarily derived from previous public offerings.

The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to its U.S. commercial launch preparations and the completion of its clinical trials only partially offset by the Company’s revenue generating activities outside the U.S., these were €1.1 million in the first quarter of 2025 mainly in the EU. Substantial revenue generation is expected to start in the second half of 2025, following the launch of the Genio® product in the U.S., which is dependent on obtaining marketing authorization in the United States for the Genio® system from the FDA.

The Company projects that its existing cash and cash equivalents and marketable securities should be sufficient to fund operations until early 2026. To meet the Company’s future working capital needs, management is actively exploring different financing avenues, including the public or private issuance of equity and debt financing. Additional funds are pivotal for diverse activities, in particular to launch the Genio product in the U.S. and the ongoing progression of research and development projects. This raises, however, a significant doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months as from the date these financials are authorized for issuance.

Although the additional funds have not been raised yet, given the positive outcome from the DREAM trial and approvable letter for its Genio® System received from the FDA during Q1 2025, the Company is confident that raising sufficient funding to continue its operations for at least 12 months following the date these financials are authorized for issuance should not pose significant challenges.

The Unaudited Interim Condensed Consolidated Financial Statements have therefore been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company confirms that despite the conflict between Israel and countries in the region, operations are continuing notably regarding R&D and production with no major impact and the assets are currently safeguarded. The Company is not suffering impact of this conflict.

The Company is monitoring potential impacts from the U.S. political environment ("Liberation Day Trump"). There was no impact on operations or financial results in Q1 2025.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2025

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendment applies for the first time in 2025, but does not have an impact on the interim condensed consolidated financial statements of the Company:

-	Amendment to IAS 21 The Effect of Changes in Foreign Exchange Rates: Lack of Exchangeability

3.	Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5.5.2 from the Group’s 2024 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

12

4.	Segment reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.	Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, financial assets and other current assets approximate their value due to their short-term character.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3. The sensitivity on the fair value measurements of the recoverable cash advances are further detailed in note 17.

The derivative financial liabilities and assets which consist of foreign currency swaps and forwards are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap and forward rates and the maturity of the instrument.

The synthetic warrants are measured at fair value through profit and loss. The fair value is determined using a binomial tree with 240 monthly periods (20 years) and the following key unobservable input:

•	Volatility of 61.165%, estimated based on the median of the annualized 90-day standard deviation of daily volatility of Nasdaq stock prices over the period from April 2022 to March 2025.

A 5% increase in volatility would result in an increase in fair value by €69,000, while a 5% decrease in volatility would result in a decrease in fair value by €81,000.

The prepayment option is measured at fair value through profit and loss.

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period.. There were no transfers between level 1 and level 2 fair value measurements during the period and no transfers into or out of level 3 fair value measurements.

13

	Carrying value		Fair value
(in EUR 000)	As at March 31, 2025	As at December 31, 2024	As at March 31, 2025	As at December 31, 2024
Financial Assets
Other long-term receivables (level 3)	472	395	472	395
Prepayment option (level 3)	171	112	171	112
Trade and other receivables (level 3)	3 571	4 293	3 571	4 293
Foreign currency swaps and forwards (level 2)	274	-	274	-
Other current assets (level 3)	762	739	762	739
Cash and cash equivalents (level 1)	22 394	34 186	22 394	34 186
Financial assets (level 1)	40 653	51 369	40 653	51 369

	Carrying value		Fair value
(in EUR 000)	As at March 31, 2025	As at December 31, 2024	As at March 31, 2025	As at December 31, 2024
Financial liabilities
Loan facility agreement (level 3)	6 987	6 898	7 706	7 151
Synthetic warrants (level 3)	2 653	3 204	2 653	3 204
Foreign currency swaps and forwards (level 2)	-	353	-	353
Recoverable cash advances (level 3)	9 123	8 871	9 123	8 871
Trade and other liabilities (level 1 and 3)	11 175	11 338	11 175	11 338

6.	Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of Nyxoah LTD, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.

The Company also owns 100% of the shares of Nyxoah PTY LTD, an Australian Company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The Company also owns 100% of the shares of Nyxoah Inc, an US-based company located in Delaware that was incorporated in May 2000 and has a share capital of USD 1.00.

The Company also owns 100% of the shares of Nyxoah GmbH, a German company located in Eschborn that was acquired in July 2023 and has a share capital of €25,000.

7.	Property, Plant and Equipment

The total acquisitions for the three months ended March 31, 2025 amount to €210,000 (2024: €254,000) and were mainly related to the US production line under construction, IT and laboratory equipment.

The cost of property, plant and equipment at March 31, 2024 includes a correction of the tax incentive in Belgium on the investments of 2023 for an amount of €93,000. We refer to note 23.

The depreciation charge amounts to €229,000 in 2025 and to €154,000 in 2024 for the three months ended March 31.

14

8.	Intangible assets

(in EUR 000)	Development cost	Patents and licenses	Total
Cost
Opening value at January 1, 2024	48 671	591	49 262
Additions	2 134	-	2 134
Cost at March 31, 2024	50 805	591	51 396
Opening value at January 1, 2025	53 410	591	54 001
Additions	837	-	837
Other movements	(4)	-	(4)
Cost at March 31, 2025	54 243	591	54 834
Amortization
Opening amortization at January 1, 2024	(2 528)	(127)	(2 655)
Amortization	(229)	(11)	(240)
Amortization at March 31, 2024	(2 757)	(138)	(2 895)
Opening amortization at January 1, 2025	(3 452)	(168)	(3 620)
Amortization	(226)	(11)	(237)
Amortization at March 31, 2025	(3 678)	(179)	(3 857)
Net book value at March 31, 2024	48 048	453	48 501
Net book value at March 31, 2025	50 565	412	50 977

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. The amortization amounted to €237,000 for the three months ended March 31, 2025 (2024: €240,000) and is included in research and development expense.

The Company continues to incur in 2025 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €0.8 million and €2.1 million for the three months ended March 31, 2025, and 2024, respectively. The total amount of capitalization of intangible assets in the interim consolidated statements of cash flows is higher than the additions due to the tax incentive relating to investments of 2025 amounting to €27,000 (2024: €25,000). The development of the second-generation Genio® system and clinical trials is expected to be finalized in 2025. We refer to note 23 for more details.

9.	Right of use assets and lease liabilities

For the three months ended March 31, 2025, the Company did enter into new lease agreements for €34,000 (2024: €34,000). The repayments of lease liabilities amounted to €308,000 (2024: €205,000). The depreciations on the right of use assets amounted to €308,000 and €215,000 for the three months ended March 31, 2025, and 2024, respectively.

10.	Other long-term receivables

	As at
(in EUR 000)	March 31, 2025	December 31, 2024
R&D tax incentive	1 147	1 110
Prepayment option	171	112
Cash guarantees	472	395
Total other long term receivables	1 790	1 617

15

The other long-term receivables mainly consist of cash guarantees for an amount of €472,000 (2024: €395,000), a prepayment option valued at €171,000 (2024: €112,000) and an R&D tax incentive in Belgium for an amount of €1.1 million (2024: €1.1 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in)tangible asset.

For further details regarding the prepayment option, refer to note 17.2

The R&D tax incentive recorded as at March 31, 2025 relates to 2022, 2023, 2024 and 2025 investments both on tangible and intangible assets. The incentives are expected to be received 5 years after the investments are made. However, following the Law of May 12, 2024 (Belgian Gazette May 29, 2024), the Belgian R&D tax credit regime has been amended. As of 2024, the R&D tax incentive will be refunded after 4 years instead of 5 years. The long-term receivable as at 2024 also includes a correction of the R&D tax incentive in Belgium on the investments of 2023. We refer to note 23.

11.	Inventory

As at
(in EUR 000)	March 31, 2025	December 31, 2024
Raw materials	1 293	1 080
Work in progress	2 374	2 546
Finished goods	1 314	1 090
Total Inventory	4 981	4 716

The increase in inventory is due to increasing activities to prepare for the commercialization in US and further scale-up of the commercialization in EU in 2025.

12.	Trade and Other receivables

	As at
(in EUR 000)	March 31, 2025	December 31, 2024
Trade receivables	2 604	3 382
R&D incentive receivable (Australia)	179	155
VAT receivable	646	741
Current tax receivable	1 062	967
Foreign currency swaps and forwards	274	-
Other	967	911
Total trade and other receivables	5 732	6 156

The decrease of €424,000 in trade and other receivables is mainly due to a decrease in trade receivables by €0.8 million which is partly offset by an increase in foreign currency swaps of €274,000.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2024 and March 31, 2025, there were no unbilled receivables included in the trade receivables.

R&D incentive receivables relates to incentives received in Australia as support to the clinical trials and the development of the Genio® system.

The current tax receivable relates to excess payment of corporate income tax in Belgium.

We refer to note 22 for more details on the foreign currency swaps and forwards.

16

13.	Cash and cash equivalents

As at
(in EUR 000)	March 31, 2025	December 31, 2024
Short term deposit	16 443	28 220
Current accounts	5 951	5 966
Total cash and cash equivalents	22 394	34 186

Cash and cash equivalents decreased to €22.4 million as at March 31, 2025, compared to €34.2 million as at December 31, 2024 which is mainly due to a decrease of short term deposits by €11.8 million. The short term deposits relate to term accounts with an initial maturity of 3 months or less, measured at amortized costs.

14.	Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

As per March 31, 2025 the current financial assets consists of US$ 41.0 million (€37.9 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €2.8 million. The total amount of term deposits as per March 31, 2025, amounts to €40.7 million.

In the first quarter of 2025, the Company entered into USD term deposits and US Treasury bills for a total amount of US$ 6.0 million (€5.7 million). During the period ended as at March 31, 2025, US$ 12.4 million (€11.9 million) and €3.0 million reached maturity and is subsequently held as cash.

As at December 31, 2024 the current financial assets consists of US$ 47.4 million (€45.6 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €5.8 million. The total amount of term deposits as at December 31, 2024, amounts to €51.4 million.

15.	Share Capital, Share Premium, Reserves

15.1.	Share capital and share premium

The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2020.

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As of March 31, 2025, the share capital of the Company amounts to €6.4 million represented by 37 427 265 shares, and the share premium amounts to €332.6 million (before deduction of the transaction costs).

17

Evolution of the share capital and share premium over the three months ended March 31, 2025 and 2024:

(Number of shares except otherwise stated)	Common shares	Total of shares	Par value (EUR)	Share capital (in EUR 000)	Share premium (in EUR 000)
January 1, 2024	28 673 985	28 673 985	0.17	4 926	260 631
March 6, 2024 - Exercise warrants	8 650	8 650	0.17	1	61
March 31, 2024	28 682 635	28 682 635	0.17	4 927	260 692
April 17, 2024 - Exercise warrants	3 000	3 000	0.17	1	16
May 28, 2024 - Capital increase in cash	5 374 755	5 374 755	0.17	923	44 946
June 3, 2024 - Capital increase in cash	300 000	300 000	0.17	52	2 506
June 24, 2024 - Exercise warrants	12 625	12 625	0.17	2	66
September 3, 2024 - Exercise warrants	13 750	13 750	0.17	2	72
September 25, 2024 - Exercise warrants	2 250	2 250	0.17	1	12
October 9, 2024 - Capital increase in cash	3 000 000	3 000 000	0.17	515	24 071
November 15, 2024 - Exercise warrants	38 250	38 250	0.17	7	198
December 31, 2024	37 427 265	37 427 265	0.17	6 430	332 579
March 31, 2025	37 427 265	37 427 265	0.17	6 430	332 579

On March 6, 2024, pursuant to the exercise of warrants, the Company issued 8,650 new shares for an aggregate capital increase of €62,000 (including share premium).

On April 17, 2024, pursuant to the exercise of warrants, the Company issued 3,000 new shares for an aggregate capital increase of €17,000 (including share premium).

On May 28, 2024, the Company issued 5,374,755 new shares for an aggregate capital increase of €45.9 million (including share premium) in the framework of an underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States. 1,996,187 shares were subscribed to in euro at a share price of €8.54 per share. 3.378.568 shares were subscribed to in US dollars, at a share price of U.S. $9.25 per share.

On June 3, 2024, the Company issued 300,000 new shares for an aggregate capital increase of €2.6 million (including share premium) as a result of the exercise by the underwriters of the May 28, 2024 capital increase to exercise their option to purchase additional shares (“greenshoe”). All 300,000 shares were subscribed to in US dollars U.S.$9.25 per share.

The proceeds of the May 28 and June 3, 2024 capital increases will be used for general corporate purposes.

On June 24, 2024, pursuant to the exercise of warrants, the Company issued 12,625 new shares for an aggregate capital increase of €68,000 (including share premium).

On September 3, 2024, pursuant to the exercise of warrants, the Company issued 13,750 new shares for an aggregate capital increase of €74,000 (including share premium).

On September 25, 2024, pursuant to the exercise of warrants, the Company issued 2,250 new shares for an aggregate capital increase of €13,000 (including share premium).

On October 9, 2024, the Company issued 3,000,000 new shares for an aggregate capital increase of €24.6 million (including share premium). The Company raised $27.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used to meet demand in Europe and the U.S.

On November 15, 2024, pursuant to the exercise of warrants, the Company issued 38,250 new shares for an aggregate capital increase of €205,000 (including share premium).

As part of above capital increases, the Company incurred direct-attributable transaction costs of €3.7 million which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €71.5 million.

18

15.2.	Reserves

The reserves include the share-based payment reserve (see note 16), other comprehensive income and the retained loss. Retained loss is comprised of primarily accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the three months ended March 31, 2025 and 2024 is detailed in the table below:

(in EUR 000)	Currency translation reserve	Post- employment benefit obligations	Total
Opening value at January 1, 2024	54	83	137
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	60	-	60
Total other comprehensive income at March 31, 2024	114	83	197
Opening value at January 1, 2025	820	94	914
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(2)	-	(2)
Total other comprehensive income at March 31, 2025	818	94	912

16.	Share-Based compensation

Equity-settled share-based payment transactions – warrant plans

As of March 31, 2025, the Company has five outstanding equity-settled share-based incentive plans, including (i) the 2020 warrants plan (the 2020 Plan), (ii) the 2021 warrants plan (the 2021 plan), (iii) the 2022 warrants plan (the 2022 plan), (iv) the 2024 warrants plan (the 2024 plan) and (v) the 2025 warrants plan (the 2025 plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020 where it was decided to achieve a share split in a ratio of 500:1. Per warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.

In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

Number of shares (after share split) warrants give right to across all plans	2025	2024
Outstanding at January 1	2 258 319	1 635 606
Granted	625 374	300 250
Forfeited	(4 250)	(1 375)
Exercised	-	(11 650)
Expired	(3 250)	(34 850)
Outstanding as at March 31	2 876 193	1 887 981
Exercisable as at March 31	1 739 848	1 183 113

On February 1, 2024, 300,250 warrants were granted from the 2022 plan. As of March 31, 2024, a total number of 11,650 warrants have been exercised. For 8,650 exercised warrants, the related shares were issued in March 2024, for 3,000 warrants, the shared were issued in April 2024.

19

The following warrants were granted during 2025:

-	On February 1, 2025, 346,431 warrants were granted from the 2024 plan

-	On February 1, 2025, 233,943 warrants were granted from the 2025 plan

-	On March 14, 2025, 45,000 warrants were granted from the 2025 plan.

The following tables provide the input to the Black-Scholes model for warrants granted in 2018, 2020, 2021, 2022, 2023, 2024 and 2025 related to the 2020 warrant plan, the 2021 warrant plan, the 2022 warrant plan, the 2024 warrant plan and the 2025 warrant plan. The tables and notes uses as a basis, the number of shares the warrants give right to across all plans.

	Plan 2020 (grant 2020)	Plan 2021 (grant Sept 17 2021)	Plan 2021 (grant Oct 27 2021)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant Feb 21 2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	56.32%	51.30%	51.50%	49.80%	49.80%
Risk-free interest rate	-0.20%	-0.36%	-0.18%	0.37%	0.37%
Expected life	3	3	3	3	3
Exercise price	11.94	25.31	25.31	17.76	25.31
Stock price	10.20	25.75	20.50	17.50	17.50
Fair value	3.31	9.22	5.94	6.05	4.15

	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant May 14 2022)	Plan 2021 (grant June 8 2022)	Plan 2021 (grant Aug 8 2022)	Plan 2021 (grant Aug 8 2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	49.80%	49.80%	52.60%	53.71%	53.97%
Risk-free interest rate	0.50%	1.06%	1.60%	1.39%	1.45%
Expected life	4	3	3	3	4
Exercise price	17.76	13.82	12.95	9.66	9.66
Stock price	17.50	13.82	13.34	9.75	9.75
Fair value	6.90	4.94	5.21	3.79	4.32

	Plan 2021 (grant March 24 2023	Plan 2021 (grant April 12 2023)	Plan 2021 (grant June 14 2023)	Plan 2022 (grant June 14 2023)	Plan 2022 (grant Oct 20 2023)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	51.28%	51.28%	50.00%
Risk-free interest rate	3.20%	3.24%	3.36%	3.36%	3.55%
Expected life	3	3	3	3	3
Exercise price	5.42	6.36	7.19	7.19	5.92
Stock price	6.70	7.08	7.10	7.10	5.60
Fair value	3.09	3.04	2.75	2.75	2.07

	Plan 2022 (grant Feb 01 2024)	Plan 2022 (grant Apr 21 2024)	Plan 2022 (grant Aug 2 2024)	Plan 2024 (grant Aug 2 2024)	Plan 2024 (grant Sep 18 2024)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	62.20%	65.50%	66.00%	66.00%	65.20%
Risk-free interest rate	2.63%	3.08%	2.55%	2.55%	2.38%
Expected life	3	3	3	3	3
Exercise price	5.24	9.04	7.88	7.88	7.20
Stock price	9.96	9.20	7.56	7.56	7.54
Fair value	6.26	4.40	3.47	3.47	3.60

20

	Plan 2024 (grant Nov 25 2024)	Plan 2024 (grant Nov 25 2024)	Plan 2024 (grant Feb 1 2025)	Plan 2024 (grant Feb 1 2025)	Plan 2025 (grant Feb 1 2025)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	63.70%	63.70%	63.00%	63.00%	63.00%
Risk-free interest rate	2.24%	2.24%	2.26%	2.26%	2.26%
Expected life	3	3	3	3	3
Exercise price	7.69	8.04	9.63	10.15	10.15
Stock price	8.10	8.10	10.15	10.15	10.15
Fair value	3.80	3.70	4.76	4.61	4.61

Plan 2025 (grant Mar 14 2025)
Return Dividend	0%
Expected volatility	63.00%
Risk-free interest rate	2.40%
Expected life	3
Exercise price	10.80
Stock price	10.80
Fair value	4.91

On March 24, 2023, the Company reduced the exercise price of 75% of the warrants previously granted to warrant holders under the 2021 Warrants Plan to 5.42 EUR to reflect the decrease in the company’s share price. For the remaining 25% of the warrants previously granted under the 2021 Warrants Plan, the exercise price will remain unchanged. All other terms and conditions of the re-priced warrants remain unchanged to the original option agreement. The Company determined the fair value of the options at the date of the modification (March 24, 2023). The incremental fair value of the re-priced warrants will be recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised in P&L at date of modification. The expense for the original option grant will continue to be recognised as if the terms had not been modified.

The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

	Plan 2021 (grant Sept 17 2021)	Plan 2021 (grant Oct 27 2021)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant Feb 21 2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.25%	3.25%	3.17%	3.36%
Expected life	2	2	2	2
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	2.48	2.52	2.67	2.49
Incremental Fair value	2.38	2.40	2.23	2.38

	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant May 14 2022)	Plan 2021 (grant Aug 8 2022)	Plan 2021 (grant Aug 8 2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.03%	3.13%	3.13%	2.98%
Expected life	3	2	3	4
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	3.05	2.75	2.87	3.21
Incremental Fair value	2.23	1.92	1.28	1.19

21

Equity-settled share-based payment transactions – Restricted Stock Units (“RSU”)

In 2024, each non-executive director was granted 14,806 “restricted share units” or “RSUs”, whereby each RSU represents the obligation of the relevant non-executive director to subscribe for one new ordinary share of the Company at a subscription price of EUR 0.1718 per share (irrespective of the market value of the share at that time).

The key features of the RSUs can be summarized as follows:

•	Unless the shareholders’ meeting of the Company decides otherwise, whether for one, more or all non-executive directors, RSUs will be granted to non-executive directors on a yearly basis on the date of the annual shareholders’ meeting.

•	RSUs do not grant voting rights, preferential subscription rights or other membership rights.

•	The number of RSUs to be granted on an annual basis shall be calculated as follows: EUR 130,000 divided by the average closing price of the Company’s shares on the stock exchange where the Company’s shares are first listed, during the month of May of the year of the grant. For directors that are appointed between two annual shareholders’ meetings, this number shall be prorated.

•	RSUs are not transferable, except in case of death.

•	RSUs in principle vest on the first anniversary of the date of grant provided that the relevant non-executive director is still in office at that time. In the event of death or an “exit”, immediate vesting applies.

•	The vesting of RSUs is not linked to any performance criteria but rather based on continued service during the vesting period. Therefore, the remuneration in RSUs is a form of fixed remuneration.

•	The grant of RSUs to a non-executive director that has not been explicitly refused by the relevant non-executive director fifteen calendar days following the date of grant, shall be deemed accepted by the relevant non-executive director and creates an obligation for the relevant non-executive director to subscribe for the underlying shares when the RSUs have vested. The RSU is therefore not an option leaving discretion with the director whether to exercise or not.

•	The new shares to be issued pursuant to the exercise of RSUs shall be issued, subscribed, and fully paid up in principle within one month following the date of vesting of the relevant RSUs. The new shares shall be issued under the authorized capital of the Company. The Company reserves the right to deliver existing shares (if it has access to its own shares in accordance with applicable company law rules) or to compensate non-executive directors in cash (i.e., a cash amount equal to the closing stock price of the shares on the stock exchange where the Company’s shares are first listed on the first trading day following the date of vesting of the relevant RSUs, minus the subscription price of EUR 0.1718 per share).

The RSUs will be accounted for as an equity-settled share-based payment plan as the Company can issue new shares under the authorized capital. The fair value of the RSUs granted is equal to the share price at the grant date minus the exercise price of EUR 0.1718 and equals EUR 7,65 per RSU granted.

At June 12, 2024, the Company has granted a total of 103,642 RSUs towards 7 directors which will vest at the shareholders’ meeting held in June 2025. None of the RSUs are currently exercisable or forfeited. The total RSUs outstanding as at March 31, 2025 totals 103,642 RSUs.

Equity-settled share-based payment expense

The Company has recognized €2.0 million share-based payment expense for the three months ended March 31, 2025 (2024: €1.0 million).

22

17.	Financial Debt

Financial debt mainly consists of recoverable cash advances, EIB finance agreement and synthetic warrants. Ther related amounts can be summarized as follows:

As at
(in EUR 000)	March 31, 2025	December 31, 2024
Recoverable cash advances - Non-current	8 879	8 623
Recoverable cash advances - Current	244	248
Total Recoverable cash advances	9 123	8 871
EIB finance agreement - Non-current	6 987	6 898
Synthetic warrants - Non-current	2 653	3 204
Total Other loan	9 640	10 102
Non-current	18 519	18 725
Current	244	248
Total Financial Debt	18 763	18 973

17.1.	Financial debt related to recoverable cash advances

Recoverable cash advances received

As at March 31, 2025, the details of recoverable cash advances received can be summarized as follows:

(in EUR 000)	Contractual advances	Advances received	Fixed reimbursements*	Variable reimbursements*
Sleep apnea device (6472)	1 600	1 600	588	8
First articles (6839)	2 160	2 160	628	24
Clinical trial (6840)	2 400	2 400	510	13
Activation chip improvements (7388)	1 467	1 467	88	18
Total	7 627	7 627	1 814	63

* Excluding interests

During the three months ended March 31, 2025, the Company made no reimbursements and did not receive any new amounts.

23

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

As at
(in EUR 000)	March 31, 2025	December 31, 2024
Contract 6472	1 762	1 711
Contract 6839	2 397	2 332
Contract 6840	2 898	2 819
Contract 7388	2 066	2 009
Total recoverable cash advances	9 123	8 871
Non-current	8 879	8 623
Current	244	248
Total recoverable cash advances	9 123	8 871

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12 months are recorded under “Non-current” liabilities.

Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	8 871	8 674
Initial measurement and re-measurement	(18)	(12)
Discounting impact	270	259
As at March 31	9 123	8 921

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

Fair Value of Liabilities as of end of 2025 (in EUR 000)	Variation of revenue projections
Variation of discount rates *	-25%	0%	25%
-25%	9 576	9 934	10 178
0%	8 696	9 122	9 416
25%	7 931	8 406	8 738

* A change of -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3.8% instead of 5% while the one used for the variable part is 9.4% instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.

An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged

17.2.	Financial debt related to loan facility agreement and synthetic warrants agreement

On July 3, 2024 the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. The Company plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S. The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants.

The first tranche A for an amount of €10 million, was disbursed on July 26, 2024.

24

In connection with the loan facility agreement, and as a condition to drawdown thereunder, the Company also entered into a “synthetic warrant agreement” with the EIB. Under the synthetic warrant agreement, in consideration for the facility, in connection with each tranche of the facility, the EIB will be granted “synthetic warrants” with a duration of 20 years. The number and strike price of the synthetic warrants will be calculated based on tranche specific formulas provided for in the synthetic warrant agreement. The synthetic warrants can be exercised as of the maturity date of the relevant tranche of the facility or, in exceptional situations, earlier. Such synthetic warrants will entitle the EIB to receive from the Company a cash consideration equal to the 20-day volume weighted average price of a share in the Company on the stock exchange, reduced by the applicable strike price per synthetic warrant, and multiplied by the number of synthetic warrants that the EIB exercises. In connection with Tranche A, the EIB has been granted 468,384 synthetic warrants with a strike price of €8,54 that the EIB can exercise after the maturity of Tranche A (5 years) or, in exceptional situations, earlier.

Change in loan facility can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	6 898	-
Effective interest rate adjustment	89	-
As at March 31	6 987	-

Change in synthetic warrants can be summarized as follows:

(in EUR 000)	2024	2024
As at January 1	3 204	-
Fair value adjustment	(551)	-
As at March 31	2 653	-

Change in prepayment option can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	112	-
Fair value adjustment	59	-
As at March 31	171	-

18.	Provisions

	As at December 31
(in EUR 000)	2025	2024
Provision for constructive obligation	426	672
Other provisions	122	328
Total provisions	548	1 000

The Company has a constructive obligation related to the ongoing replenishment of certain consumable components, based on business practices and customer expectations.

19.	Trade payables

As at
(in EUR 000)	March 31, 2025	December 31, 2024
Payables	4 456	3 749
Invoices to be received	4 860	5 756
Total Trade payables	9 316	9 505

25

The decrease in total trade payables of €189,000 as at March 31, 2025 is due to a decrease in invoices to be received of €0.9 million which is partly compensated by an increase in trade payables of €0.7 million.

20.	Income taxes and deferred taxes

	For the three months ended March 31
(in EUR 000)	2025	2024
Current tax income/(expense)	(131)	(113)
Deferred tax income/(expense)	6	3
Total Income Tax Income/(Expense)	(125)	(110)

The current tax expense mainly relates to (i) an increase of income tax payable or taxes reimbursed by certain of the Company’s subsidiaries for an amount of € 111,000 (2024: €48,000), and (ii) an additional accrual of the liability for uncertain tax positions for an amount of €21,000 (2024: €140,000).

The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €4.3 million mainly relates to a liability for uncertain tax positions for an amount of €3.9 million.

21.	Other liabilities

	As at
(in EUR 000)	March 31, 2025	December 31, 2024
Holiday pay accrual	995	903
Salary	2 414	3 354
Accrued expenses	702	511
Foreign currency swaps and forwards - current	-	353
Other	1 623	1 103
Total other liabilities	5 734	6 224

The decrease of €490,000 in other liabilities as at March 31, 2025, is mainly due to a decrease by €0.8 million in payroll related liabilities and a decrease of €353,000 in the fair value of the foreign currency swaps and forwards. We refer to note 22. The decrease is partly offset by an increase of €0.5 million in Other.

As at March 31, 2025, Other mainly consists of an outstanding liability related to the continued development of the Company’s strategic R&D project of which €0.9 million (2024: €0.9 million) is recorded as current other liability and €401,000 (2024: €0.8 million) as non-current other liability.

22.	Foreign currency swaps and forwards

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps and forwards. There have not been any transfers of level 3 categories during the year.

26

The Company has entered into several foreign currency swaps and forwards for which the notional amounts are detailed in the table below:

As at
(in EUR 000)	March 31, 2025	December 31, 2024
Foreign currency swaps EUR - USD (in EUR)	5 500	5 000
Foreign currency swaps EUR - USD (in USD)	5 764	5 451
Foreign currency forwards EUR - USD (in EUR)	4 250	4 000
Foreign currency forwards EUR - USD (in USD)	4 517	4 277

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at March 31, 2025
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency swaps	-	185	-	185
Foreign currency forwards	-	89	-	89

The fair value is determined by the financial institution and is based on foreign currency swaps and forwards rates and the maturity of the instrument. All foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial assets is detailed as follows:

(in EUR 000)	2025	2024
Opening value at January 1	-	343
Fair value adjustments	274	(225)
Closing value at March 31	274	118

The change in the balance of the financial liabilities is detailed as follows:

(in EUR 000)	2025	2024
Opening value at January 1	353	90
Settled contracts	(353)	-
Fair value adjustments	-	87
Closing value at March 31	-	177

23.	Results of operation

Revenue and cost of goods sold

In the three months ended March 31, 2025, the Company generated revenue for the amount of €1.1 million (2024: €1.2 million).

Revenue is recognized based on the satisfaction of performance obligations identified in customer contracts. Performance obligations are satisfied when control of the Genio® system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. Prior to 2024, the Genio® system, delivered as a bundled kit, was treated as a single performance obligation, recognized at a point in time. However, as from 2024 due to evolving commercial arrangements, the Company has identified a separate performance obligation related to the replenishment of additional disposable patches beyond the initial shipment. As a result, a portion of the transaction price is now allocated to these future deliveries, with revenue deferred and recognized upon transfer of control.

The contract liability included in the consolidated balance sheet is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants. The current contract liability amounts to €277,000 while the non-current contract liability amounts to €368,000. The revenue recognized in the three months ended March 31, 2025 that was included in the contract liability balance at the beginning of the period amounts to €73,000.

27

For the three month period ended March 31, 2025 the sales (based on country of customer) were generated in Germany (€0.9 million), England (€103,000) and UAE (€32,000) (2024: Germany: €0.9 million, Italy: €46,000, Spain: €48,000 and Switzerland €210,000). For the three month period ended March 31, 2025, the Company has five customers with individual sales larger than 10% of the total revenue (2024: three customers).

Cost of goods sold for the three months ended March 31, 2025 and 2024:

	For the three months ended March 31
(in EUR 000)	2025	2024
Purchases of goods and services (*)	669	557
Inventory movement	(263)	(102)
Total cost of goods sold	406	455

(*) Including purchases of raw material, direct labour allocation, indirect labour allocation, fees of subcontractors, warranty and shipping cost (direct)

Operating expenses

The tables below detail the operating expenses for the three months ended March 31, 2025 and 2024:

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	9 853	(864)	8 989
Selling, general and administrative expenses	12 392	-	12 392
Other income/(expense)	(115)	31	(84)
For the three months ended March 31, 2025	22 130	(833)	21 297

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	9 361	(2 162)	7 199
Selling, general and administrative expenses	5 972	-	5 972
Other income/(expense)	(128)	(64)	(192)
For the three months ended March 31, 2024	15 205	(2 226)	12 979

28

Research and Development expenses

	For the three months ended March 31
(in EUR 000)	2025	2024
Staff costs	4 580	3 824
Consulting and contractors' fees	1 026	1 440
Q&A regulatory	156	103
Depreciation and amortization expense	411	331
Travel	279	245
Manufacturing and outsourced development	1 130	1 427
Clinical studies	1 854	1 505
Other expenses	388	164
IT	29	322
Capitalized costs	(864)	(2 162)
Total research and development expenses	8 989	7 199

Before capitalization of €0.9 million for the three months ended March 31, 2025 and €2.2 million for the three months ended March 31, 2024, research and development expenses increased by €492,000 or 5.3%, from €9.4 million for the three months ended March 31, 2024, to €9.9 million for the three months ended March 31, 2025, due to the combined effect of higher R&D activities and clinical study expenses. This was partially offset by a reduction in consulting fees. Additionally, IT costs decreased due to the initiation of a new ERP implementation in 2023.

Selling, General and Administrative expenses

	For the three months ended March 31
(in EUR 000)	2025	2024
Staff costs	6 944	2 584
Consulting and contractors' fees	3 206	1 564
Legal fees	262	478
Rent	106	164
Depreciation and amortization expense	363	277
IT	458	373
Travel	758	184
Insurance fees	113	122
Other	182	226
Total selling, general and administrative expenses	12 392	5 972

Selling, general and administrative expenses increased by €6.4 million or 107.5 % from €6.0 million for the three months ended March 31, 2024 to €12.4 million for the three months ended March 31, 2025, due to an increase in costs to support the commercialization of Genio® system, the Company’s overall scale-up preparations for the upcoming commercialization of Genio® system in the US upon receipt of FDA approval. Consulting and contractor fees for the three months ended March 31, 2025 also includes a provision for an amount of €262,000 recognized under IAS 37 for the estimated future costs related to the replenishment of certain consumable components, reflecting a constructive obligation arising from business practices.

29

Other operating income/(expense)

The Company had other operating income of €84,000 for the three months ended March 31, 2025 compared to other operating income of €192,000 for the three months ended March 31, 2024.

	For the three months ended March 31
(in EUR 000)	2025	2024
Recoverable cash advances
Initial measurement and re-measurement	18	13
R&D incentives	61	115
Capitalization of R&D incentive	(31)	64
Other income/(expenses)	36	-
Total Other Operating Income/(Expense)	84	192

The other operating income for the three month period ended March 31, 2025, contains the R&D incentive in Australia and Belgium. The incentives to be received relate to development expenses incurred by the subsidiary in Australia and Belgium. For the three month period ended March 31, 2025, €31,000 has been deducted from the expenses capitalized in relation to this R&D incentive. The R&D incentive and capitalization of R&D incentive for the three month period ended March 31, 2024 includes a correction of the R&D incentive in Belgium on the investments of 2023 for an amount of €93,000.

24.	Employee benefits

	For the three months ended March 31
(in EUR 000)	2025	2024
Salaries	8 345	4 587
Social charges	861	632
Pension charges	171	56
Share-based payment (see note 16)	1 975	959
Other	172	174
Total employee benefits	11 524	6 408

For the three months ended March 31
(in EUR 000)	2025	2024
Selling, general and administrative expenses	6 944	2 584
Research & Development expenses	4 580	3 824
Total employee benefits	11 524	6 408

We refer to note 23 for more details on the increase in total employee benefits.

25.	Financial income

	For the three months ended March 31
(in EUR 000)	2025	2024
Interests	945	498
Exchange differences	787	905
Fair value adjustment foreign currency swaps and forwards	274	-
Fair value adjustment synthetic warrants	551	-
Fair value adjustment prepayment option	59	-
Other	6	5
Total financial income	2 622	1 408

The exchange gains for an amount of €0.8 million for the three month period ended March 31, 2025 mainly consist of realized exchange gains related to the foreign currency swaps and forwards and USD financial assets. For the three month period ended March 31, 2024, exchange gains amount to €0.9 million, mainly due to the revaluation of both the Company’s USD cash balance and USD financial assets (note 13 and 14). For the year ended December 31, 2023, the closing rate of USD/EUR amounted to 1.103765, while as at March 31, 2024, the rate of USD/EUR decreased to 1.081100, resulting in unrealized exchange gains on the USD balances. We refer to note 26 for more details on the revaluation of both the Company’s USD cash balance and USD financial assets as per March 31, 2025.

30

For the three month period ended March 31, 2025, the total interest income amounted to €0.9 million. This interest income relates to the term accounts.

The fair value adjustments of synthetic warrants and prepayment option are related to the EIB loan facility agreement. More information can be found in note 17.

More information on the fair value adjustment foreign currency swaps and forwards can be found in note 22.

26.	Financial expense

	For the three months ended March 31
(in EUR 000)	2025	2024
Fair value adjustment foreign currency swaps and forwards	-	312
Recoverable cash advances, Accretion of interest	270	259
Interest and bank charges	388	63
Interest on lease liabilities	36	37
Exchange differences	3 369	320
Other	179	-
Total Financial expense	4 242	991

The financial expenses increased from €1.0 million for the three month period ended March 31, 2024 to €4.2 million for the three month period ended March 31, 2025 mainly due to an increase in exchange differences.

More information on the fair value adjustment foreign currency swaps and forwards can be found in note 22.

The discounting impact of the recoverable cash advances is further detailed in note 17 above.

The exchange losses amounting to €3.4 million for the three month period ended March 31, 2025 mainly relate to the revaluation of both the Company’s USD cash balance and USD financial assets (note 13 and 14). For the year ended December 31, 2024, the closing rate of USD/EUR amounted to 1.0389, while as at March 31, 2025, the rate of USD/EUR increased to 1.0815, resulting in unrealized exchange losses on the USD balances. For the three month period ended March 31, 2024, exchange losses amount to €320,000 and consist of realized exchange losses related to the foreign currency swaps and forwards and USD financial assets.

The increase in interest and bank charges for the three month period ended March 31, 2025 can be explained by the interest charge on the EIB financial debt.

27.	Loss Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for March 2025 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

31

For the three months ended March 31,
	2025	2024
As at March 31, after conversion and share split
Outstanding common shares at period-end	37 427 265	28 682 635
Weighted average number of common shares outstanding	37 427 265	28 676 388
Number of shares resulting of the exercise of outstanding warrants	2 876 193	1 887 981

Basic and Diluted EPS for the three month period ended March 31, 2025 and 2024 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the three months ended March 31,
	2025	2024
Loss of year attributable to equity holders (in EUR)	(22 384 000)	(11 906 000)
Weighted average number of common shares outstanding (in units)	37 427 265	28 676 388
Basic earnings per share in EUR (EUR/unit)	(0.598)	(0.415)
Diluted earnings per share in EUR (EUR/unit)	(0.598)	(0.415)

28.	Other commitments

There are no other commitments as per March 31, 2025.

29.	Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

29.1.	Remuneration of Key Management

Key management consists of the members of executive management.

For the period ended March 31, 2025, executive management consisted of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief Commercial Officer (CCO) and the Chief Technology Officer (CTO) of the Company. For the period ended March 31, 2025, the table below includes the remuneration package of all members of executive management.

For the period ended March 31, 2024, executive management consisted of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Chief Technology Officer (CTO) of the Company. For the period ended March 31, 2024, the table below includes the remuneration package of all members of executive management.

	For the three months ended March 31
(in EUR 000)	2025	2024
Short-term remuneration & compensation (1)	674	471
Post-employment benefits	21	5
Share based payment (2)	1 181	232
Total	1 876	708

(1)	Includes base remuneration, fringe benefits, short term (one-year) performance related bonus (i.e. variable remuneration), sign-on bonuses.

(2)	Warrant expense under IFRS 2.

32

29.2.	Relationship and transactions with non-executive directors and holders of more than 3% of our share capital:

	For the three months ended March 31, 2025			For the three months ended March 31, 2024
(in EUR 000)	Set up of Production Line	Consulting services	Board Remuneration	Set up of Production Line	Consulting services	Board Remuneration
Cochlear	52	-	-	176	-	-
Robert Taub	-	-	28	-	-	31
Kevin Rakin	-	-	16	-	-	16
Pierre Gianello	-	-	14	-	-	17
Jurgen Hambrecht	-	-	16	-	-	15
Rita Mills	-	-	20	-	-	20
Giny Kirby	-	-	12	-	-	21
Wildman Ventures LLC	-	-	24	-	-	23
Total	52	-	130	176	-	143
Amounts outstanding at period-end	-	-	110	-	-	110

For the period ended March 31, 2025, our non-executive directors were: Robert Taub (until June 12, 2024), Robelga SRL (permanently represented by Robert Taub) (as from June 12, 2024), Jürgen Hambrecht, Kevin Rakin, Rita Johnson-Mills, Virigina Kirby, Wildman Ventures, LLC (permanently represented by Daniel Wildman) and Pierre Gianello.

The warrant expense under IFRS 2 related to the warrants that were granted to the non-executive directors amounted to €0.6 million for the period ended March 31, 2025, (€120,000 for the period ended March 31, 2024).

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated January 2023, related to the transfer of assets and related support for the setting up of a production line in the US. This statement scope of work led to a financial impact of €52,000 for the three months ended March 31, 2025 and impact of €176,000 for three months ended March 31, 2024 and was recognized as part of assets under construction.

On September 28, 2023, the Company announced a partnership with ResMed in Germany to increase OSA awareness and therapy penetration in the German market. The Company and ResMed Germany will establish a continuum of care that will educate and guide OSA patients in the German market from diagnosis through treatment. Together, the companies will work to accelerate patient identification and better support patient set-up on the appropriate therapy.

Effective as of October 1, 2024, the Company entered into a collaboration agreement with Man & Science SA to develop a miniaturized injectable neuromodulation device. The Company retains exclusive rights for its use in treating obstructive sleep apnea.

29.3.	Relationship and transactions with members of key management

For the period ended March 31, 2025, our key management consisted of the members of executive management: Olivier Taelman (CEO), John Landry (CFO), Scott Holstine (CCO) and Bruno Onkelinx (CTO).

For the period ended March 31, 2024, our key management consisted of the members of executive management: Olivier Taelman (CEO), Loic Moreau (CFO), and Bruno Onkelinx (CTO).

From September 1, 2021 until August 19, 2024, Olivier Taelman performed his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman. As from August 19, 2024, Olivier Taelman temporarily relocated to the U.S. Since then, he performs his function as CEO of the Company partially on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman and partially as employee of Nyxoah Inc.

33

Loïc Moreau and Bruno Onkelinx are employees of Nyxoah SA. John Landry and Scott Holstine are employees of Nyxoah Inc.

Members of our key management were granted warrants during the period ended March 31, 2025 and March 31, 2024.

30.	Events after the Balance-Sheet Date

On April 16, 2025, the Company announced a conditional issuance of up to 5 million ordinary shares under its existing at-the-market equity offering programs (the “ATM”). This brings the aggregate number of ordinary shares that can be sold and issued under the Company’s ATM to 5,662,694.

34

Responsibility statement

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and

b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, May 13, 2025.

On behalf of the board of directors

Robelga SRL	Olivier Taelman
(permanently represented by Robert Taub)	CEO

35